UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Clementia Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

185575107

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185575107	13D	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 15 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Anthony A. Florence, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mohamad Makhzoumi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joshua Makower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David M. Mott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 11 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter W. Sonsini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,706,283 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,706,283 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,706,283 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P. ("NEA 15").  NEA 15 may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 185575107	13D	Page 13 of 21 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the "Common Stock"), of Clementia Pharmaceuticals Inc., a Canadian corporation (the "Issuer") having its principal executive office at 4150 St. Catherine Street West, Suite 550, Montreal Quebec, Canada H3Z 2Y5.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 15, L.P.  ("NEA 15");  NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; and NEA 15 GP, LLC ("NEA 15 LLC" and, together with NEA Partners 15, the "Control Entities"), which is the sole general partner of NEA Partners 15; and

(b) Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Anthony A Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Joshua Makower ("Makower"), David M. Mott ("Mott"), Scott D. Sandell ("Sandell") and Peter W. Sonsini ("Sonsini") (together, the "Managers").  The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of NEA 15 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barris and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Makhzoumi, Makower, Sandell, and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15.  The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15.  The principal business of each of the Managers is to manage the Control Entities, and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware.  NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons previously reported their ownership interest in the Issuer on Schedule 13G, as last amended on February 13, 2019.  The Reporting Persons are filing this Schedule 13D because they may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act as a result of NEA 15 having entered into a Support and Voting Agreement, dated March 4, 2019, as described in Item 4 below.

CUSIP No. 185575107	13D	Page 13 of 21 Pages

On February 24, 2019, the Issuer and certain parties entered into an Arrangement Agreement (the "Arrangement Agreement") pursuant to which the Issuer has agreed to sell to Ipsen S.A. ("Ipsen") and 11188291 Canada Inc., ("Canada"), a wholly-owned subsidiary of Ipsen, all of the issued and outstanding Common Stock of the Issuer for $25.00 per share plus the contingent value right of $6.00 per Common Stock with certain conditions (the "Arrangement").  In connection with Ipsen and Canada's entry into the Arrangement Agreement, certain shareholders each entered into a Support and Voting Agreement (the "Support and Voting Agreements") with Ipsen and Canada on February 24, 2019 to vote the Common Stock that they own in favor of the approval of the Arrangement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement.  The Support and Voting Agreements will automatically terminate upon certain events, including the termination of the Arrangement Agreement.  The foregoing descriptions of the Arrangement Agreement and the Support and Voting Agreements are qualified in their entirety by reference to the full text of such agreements. The Arrangement Agreement and the Support and Voting Agreements are filed as Exhibits 99.2 and 99.3 of the Issuer's Form 6-K filed with the Securities and Exchange Commission ("SEC") on February 25, 2019 and are incorporated herein by reference.

NEA 15 holds 2,706,283 shares of the Issuer's Common Stock (the "NEA 15 Shares"), obtained in a series of private transactions.  On March 4, 2019, NEA 15 entered into a Support and Voting Agreement (the "Agreement") with Ipsen and Canada whereby NEA 15 agrees to vote the NEA 15 Shares in favor of the Arrangement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement.

The working capital of NEA 15 was the source of the funds for the purchase of the NEA 15 Shares.  No part of the purchase price of the NEA 15 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 15 Shares.

Item 4.	Purpose of Transaction.

NEA 15 acquired the NEA 15 Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 15 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 185575107	13D	Page 15 of 21 Pages

Item 5.	Interest in Securities of the Issuer.

(a)
NEA 15 is the record owner of the NEA 15 Shares.  As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares.  As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares.  As members of NEA 15 LLC, each of the Managers may be deemed to own beneficially the NEA 15 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 15 Shares other than those shares which such person owns of record.

The percentages set forth on the cover sheet for each Reporting Person are calculated based on 37,970,985 shares of Common Stock reported by the Issuer to be outstanding as of February 22, 2019 on Exhibit 99.2 of the Issuer's Form 6-K filed with the SEC on February 25, 2019.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

As described in Item 4, above, NEA 15 is subject to the terms of the Support and Voting Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 185575107	13D	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 13th day of March, 2019.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *
      Louis S. Citron
      Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                    *
                 Louis S. Citron
                 Chief Legal Officer

NEA 15 GP, LLC

By:                   *
 Louis S. Citron
 Chief Legal Officer

CUSIP No. 185575107	13D	Page 17 of 21 Pages

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 185575107	13D	Page 18 of 21 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Clementia Pharmaceuticals Inc.

EXECUTED this 13th day of March, 2019.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *
      Louis S. Citron
      Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                    *
                 Louis S. Citron
                 Chief Legal Officer

NEA 15 GP, LLC

By:                   *
 Louis S. Citron
 Chief Legal Officer

CUSIP No. 185575107	13D	Page 19 of 21 Pages

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 185575107	13D	Page 20 of 21 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

CUSIP No. 185575107	13D	Page 21 of 21 Pages

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang